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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
  UNDER TO SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

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                              REXALL SUNDOWN, INC.
                            (NAME OF SUBJECT COMPANY)

                            NUTRICIA INVESTMENT CORP.
                             NUTRICIA FLORIDA, L.P.
                             NUTRICIA FLORIDA, INC.
                           NUTRICIA INTERNATIONAL B.V.
                             KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)
                            (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    761648104

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JULITTE VAN DER VEN
                            NUTRICIA INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                            TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                               GUY E. SNYDER, ESQ.
                              STEVEN J. GRAY, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7500

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/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:       N/A       Filing Party:       N/A
          Form or Registration No.:     N/A       Date Filed:         N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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          This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule TO ("Schedule TO") filed May 5, 2000 relating to the offer by Nutricia Investment Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Koninklijke Numico ("Parent"), a company incorporated under the laws of the Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Common Stock") of Rexall Sundown, Inc. (the "Company"), at a price of $24.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 11.       ADDITIONAL INFORMATION.

          Item 11 is hereby amended and supplemented by the following:

          At 11:59 p.m., New York City time, on May 17, 2000, the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") expired. The expiration of the waiting period was one of the conditions to the Purchaser's obligations under the Merger Agreement to accept for payment and pay for Shares tendered pursuant to the Offer to Purchase. On March 18, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12.       MATERIAL TO BE FILED AS EXHIBITS

(a)(10) Press Release announcing the expiration of the HSR waiting period dated March 18, 2000, issued by Parent.


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                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2000


                              KONINKLIJKE NUMICO N.V.


                              By: /s/ Johannes C.T. van der Wielen
                                 -----------------------------------------------
                                   Name: Johannes C.T. van der Wielen
                                   Title: President and Chief Executive Officer


                              NUTRICIA INVESTMENT CORP.


                              By: /s/ Julitte van der Ven
                                 -----------------------------------------------
                                   Name: Julitte van der Ven
                                   Title: President


                              NUTRICIA FLORIDA, L.P.

                              By: Nutricia Florida, Inc., its general partner


                              By: /s/ Julitte van der Ven
                                 -----------------------------------------------
                                   Name: Julitte van der Ven
                                   Title: President


                              NUTRICIA FLORIDA, INC.


                              By: /s/ Julitte van der Ven
                                 -----------------------------------------------
                                   Name: Julitte van der Ven
                                   Title: President


                              NUTRICIA INTERNATIONAL B.V.


                              By: /s/ Johannes C.T. van der Wielen
                                 -----------------------------------------------
                                   Name: Johannes C.T. van der Wielen
                                   Title: President and Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit
Number         Description
-------        -----------
(a)(10)        Press Release announcing the expiration of the HSR waiting period dated March 18, 2000, issued by Parent.

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